EXHIBIT 21.1

Subsidiaries of the Registrant:
Name	State or Jurisdiction of Incorporation
GeoGlobal Resources (India) Inc.	Barbados
GeoGlobal Resources (Canada) Inc.	Alberta
GeoGlobal Resources (Barbados) Inc.	Barbados
GGR Oil & Gas (India) Private Limited	India
GeoGlobal Resources (Israel) Inc.	Barbados
GeoGlobal Resources (Israel) Ltd.	Israel
Adira Geo Global Ltd.	Israel